Exhibit 99.1

Kamada Announces a $10-$14 Million Extension of Canadian Supply Tender

●	Company Awarded Extension to Existing Supply Tender Relating to its Portfolio of Four Specialty Plasma-Derived Products

●	Supply Extension Secures Ongoing Sales of Approximately $5.0-$7.0 Million Per Year for the Period Between Q2-26 and Q1-28

●	Kamada Reiterates its 2025 Full-Year Revenue Guidance of $178 Million-$182 Million and Adjusted EBITDA of $40 Million-$44 Million

●	Kamada Projects Double-Digit Growth in Revenues and Profitability in 2026; Detailed Guidance to be Provided in January 2026

REHOVOT, Israel, and HOBOKEN, NJ – December 18, 2025 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, today announced that the Company has been awarded an extension of an existing tender from the Canadian Blood Services (CBS) for the supply of four specialty plasma-derived products, WINRHO®, HEPAGAM®, CYTOGAM®, and VARIZIG®, for an additional two years. Valued at a range of $10-$14 million, the award secures ongoing sales of those products in the Canadian market between Q2-26 and Q1-28. The four commercial products are approved by Health Canada and the U.S. Food and Drug Administration (FDA). CBS manages the Canadian supply of blood products for all Canadian provinces and territories, excluding Quebec.

“This award extension, together with continued supply of KAMRAB®, our anti-Rabies Immunoglobulin product used in Canada, and GLASSIA®, our AAT product licensed to Takeda for distribution in Canada, validates our position as the leading supplier of specialty plasma derived products in Canada,” said Amir London, Kamada’s Chief Executive Officer. “We remain confident that significant commercial potential exists for our AAT and specialty immunoglobulin portfolio in the international markets and intend to continue pursuing additional contracts in key strategic territories.”

“As recently stated, based on our strong, consistent performance during 2025, we have reiterated our full-year 2025 revenue guidance of between $178 million to $182 million and our annual adjusted EBITDA guidance of $40 million to $44 million. Additionally, we project double-digit growth in revenues and profitability in 2026 through our robust commercial portfolio, growing biosimilar portfolio in Israel, and the expansion of normal source plasma sales. In parallel, we continue to focus on pursuing new commercial stage business development opportunities, leveraging our strong cash position, to support continued long-term growth,” concluded Mr. London.

About Kamada

Kamada Ltd. (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. The Company’s strategy is focused on driving profitable growth through three primary growth pillars: First, organic growth from its commercial activities, including continued investment in the commercialization and life cycle management of its proprietary products, which include six FDA-approved specialty plasma-derived products: KEDRAB®, CYTOGAM®, GLASSIA®, WINRHO SDF®, VARIZIG® and HEPAGAM B®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom products, and the products in the distribution segment portfolio, mainly through the launch of several biosimilar products in Israel. Second: the Company aims to secure significant new business development, in-licensing, collaboration and/or merger and acquisition opportunities, which are anticipated to enhance the Company’s marketed products portfolio and leverage its financial strength and existing commercial infrastructure to drive long-term growth. Third: the Company is expanding its plasma collection operations to support revenue growth through the sale of normal source plasma to other plasma-derived manufacturers, and to support its increasing demand for hyper-immune plasma. The Company currently owns three operating plasma collection centers in the United States, in Beaumont Texas, Houston Texas, and San Antonio, Texas. The Company is leveraging its manufacturing, research and development expertise to advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s controlling shareholder, beneficially owning approximately 38% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including (among others) statements regarding: 1) tender extension secures ongoing sales of approximately $5-$7.0 million per year for the period between Q2-26 and Q1-28, 2) expectation for significant commercial potential for our AAT and specialty immunoglobulin portfolio in the international markets and intentions to continue pursuing additional contracts in key strategic territories, 3) 2025 full-year revenue guidance of $178 million-$182 million and adjusted EBITDA of $40 million-$44 million, 4) projection of double-digit growth in revenues and profitability in 2026; 5) positive prospects regarding our robust commercial portfolio; 6) expansion of normal source plasma sales; and 7) intentions to focus on pursuing commercial stage business development opportunities to support continued long-term growth. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to the evolving nature of the conflicts in the Middle East and the impact of such conflicts in Israel, the Middle East and the rest of the world, the impact of these conflicts on market conditions and the general economic, industry and political conditions in Israel, the U.S. and globally, effect of potential imposed tariff on overall international trade and specifically on Kamada’s ability to continue maintaining expected sales and profit levels in light of such potential tariff, the effect on establishment and timing of business initiatives, the ability to acquire strategic business opportunities and successfully integrating them into existing businesses, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com